THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law

January 11, 2011

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Desert Hawk Gold Corp.
Registration Statement on Form S-1
Filed December 10, 2010
File No. 333-169701
Dear Mr. Schwall:

Attached for filing is the third amendment to the registration statement on Form S-1/A (the “Registration Statement”) of Desert Hawk Gold Corp. (the “Company”).  In connection with your comment letter dated January 7, 2011, to the registration statement filed on December 10, 2010, I have been authorized to provide you with the following responses to the comment contained in your letter:

Amendment No. 2 to Registration Statement on Form S-1

Unaudited Consolidated Financial Statements, page 53

1.
It appears you have accounted for the adjustable conversion feature embedded in your Series A Preferred Stock as a bifurcated derivative instrument (a derivative liability balance of $696,400 as of September 30, 2010).  Please provide us the analysis supporting your decision to bifurcate the embedded adjustable conversion feature and your analysis that the embedded adjustable conversion feature is not clearly and closely related to the preferred stock.  Refer to FASB ASC 815-15-25-1.  We note that in so far as your preferred stock is perpetual (i.e. not redeemable and not classified as a liability), has voting rights proportionate with the as-converted common stock, and does not provide for a cumulative fixed-rate dividend, it appears to have the economic characteristics of equity.  Refer to FASB ASC 815-15-25-17.    We also note that the embedded adjustable conversion feature has the effect of converting the preferred stock interests into common stock, which is another instrument with economic characteristics of equity.  If an adjustable conversion feature embedded in an equity instrument has economic characteristics and risks that are also similar to equity, that feature is clearly and closely related to the host contact:  they both represent claims to residual interests in the company (equity) and not a claim upon obligation of the company (liability).  Please tell us how you concluded the economic characteristics and risks of the embedded adjustable conversion feature are not clearly and closely related to the economic characteristics and risks of the preferred stock host.  Please reference any applicable GAAP underlying your analysis.

H. Roger Schwall, Assistant Director
December 10, 2010

RESPONSE: After further review of the accounting literature, management concurs that the embedded adjustable conversion feature of the preferred stock should be recorded as equity and has made changes on the balance sheet to reflect this adjustment.  The last sentence of Note 3 to the interim financials which referenced the derivative liability has also been removed.  Management will reevaluate this issue when the Company’s common stock is trading and a market price for the stock exists.

In addition to the foregoing changes to the unaudited consolidated financial statements, the Company has made the following changes in the body of the Registration Statement in order to update the prior information:

•	In the Prospectus Summary section, the cash position of the Company has been updated through January 3, 2011, on page 1.

•	The metal prices in the last risk factor on page 4 have been updated through December 31, 2010.

•
The amounts paid by the Company for 2010 maintenance fees and taxes for the Company’s mining leases and properties has been updated in the first full risk factor on page 5, in the MD&A section under Liquidity and Cash Flow, and in the third paragraph under the heading Government Compliance on page 35.

•	In the section titled Market for Our Common Stock on page 12, the information in the subsections titled Market Information and Holders has been updated through January 7, 2011.

•	The Equity Compensation Table on page 13 has been updated to reflect the required information through the year ended December 31, 2010.

•	The number of shares granted under the Company’s equity compensation plan described in the next to last paragraph on page 13 has been corrected.

•
Because of abnormally cold and snowy weather at the mining properties, shipments of the concentrate have been slightly delayed from fourth quarter 2010 to 1st quarter 2011.  This fact has been referenced in the first paragraph on page 32 under the heading Exploration Plans.  In addition, the additional amount of concentrates produced since the last filing has been updated in this same section in the fourth paragraph on page 32.

H. Roger Schwall, Assistant Director
December 10, 2010

•
In the last paragraph on page 33 under the heading Permits, the transfer of the exploration permit on the Kiewit project is anticipated to be completed in 1st quarter of 2011 rather than in fourth quarter 2010 as originally expected.  This paragraph has been revised to reflect this update.

•	As anticipated, the groundwater discharge permit was granted in December 2010 and the first paragraph on page 34 has been revised to update this information.

•	The number of employees on page 39 was mischaracterized to include both full-time employees and part-time consultants. This paragraph has been corrected.

•	The respective dates of the management table on page 36 and the beneficial ownership table on page 43 have been updated.

•
The section titled Certain Relationships and Related Transactions beginning on page 38 has been updated to include current information.  In the instances of Messrs Havenstrite and Moe, information about their respective employment and consulting agreements has been moved from this section to the Executive Compensation Section starting on page 41.

•	The section on Executive Compensation beginning on page 41 has been updated to include compensation for the fiscal year ended December 31, 2010.

•	The effective date of the consent from the company’s auditor has been updated and included as an exhibit with this filing.

Please feel free to contact me if further information is required.  In addition, we are forwarding to the staff reviewers five paper copies of this second amended filing showing each change made from the prior filing.

Sincerely,

/s/ Ronald N. Vance

cc:           Robert E. Jorgensen, CEO
Rick Havenstrite, President